Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

June 9, 2022

AST SpaceMobile, Inc.,

Midland Intl. Air & Space Port,

2901 Enterprise Lane,

Midland, Texas, 79706.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of (i) 28,750,000 shares (the “Resale Shares”) of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of AST SpaceMobile, Inc., a Delaware corporation (the “Company”), (ii) 6,100,000 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “Resale Warrants”), (iii) 17,600,000 shares of Class A Common Stock issuable upon the exercise of outstanding warrants of the Company (the “Warrant Shares”) and (iv) 141,538,066 shares (the “Exchange Shares” and, together with the Resale Shares, the Resale Warrants and the Warrant Shares, the “Securities”) of Class A Common Stock which may be issued in exchange for units of ownership interest (“AST LLC Common Units”) in AST & Science LLC (“AST LLC”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion:

(1) The Resale Shares are validly issued, fully paid and nonassessable.

(2) The Resale Warrants constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(3) When the registration statement relating to the Securities (the “Registration Statement”) has become effective under the Act and the Warrant Shares have been duly issued and paid for upon the exercise of the Warrants, in accordance with the Warrant Agreement, dated as of September 13, 2019, by and between the Company (as successor to New Providence Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent, the Warrant Shares will be validly issued, fully paid and nonassessable.

AST SpaceMobile, Inc.	-2-

(4) When the issuance of the Exchange Shares has been duly authorized by all necessary corporate action required to be taken by the Company, upon the issuance and delivery therefor in connection with the exchange of AST LLC Common Units for shares of Class A Common Stock in accordance with the Fifth Amended and Restated Limited Liability Company Operating Agreement of AST, such Exchange Shares will be validly issued, fully paid and nonassessable.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Warrant Agreement has been duly authorized, executed and delivered by Continental Stock Transfer & Trust Company, an assumption which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Legal Matters” in the prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP